SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated February 2, 2007 regarding “Ericsson reports full year pre-tax profit of SEK 36.0.b”.

Fourth quarter report 2006 February 2, 2007

Ericsson reports full year pre-tax profit of SEK 36.0 b.

•	Net sales SEK 53.7 (45.7) b. in the quarter, full year up 17% to SEK 177.8 (151.8) b.

•	Operating income SEK 12.2 (10.4) b. in the quarter, full year up 8% to SEK 35.8 (33.1) b.

•	Operating margin 22.7% (22.7%) in the quarter, full year 20.1% (21.8%)

•	Net income SEK 9.7 (8.5) b. in the quarter, full year SEK 26.3 (24.3) b.1)

•	Earnings per share SEK 0.61 (0.54) in the quarter, full year SEK 1.65 (1.53)1)

•	Board proposes SEK 0.50 (0.45) per share as dividend for 2006

CEO COMMENTS

“We have concluded another successful year and see continued opportunities to outpace the market,” says Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “We have achieved sales of SEK 178 b., an increase of 17%, while maintaining strong margins. Through our focus on operational excellence, costs continue to grow slower than sales.

Our financial strength has enabled us to execute our strategy of organic growth and own development in combination with bolt-on acquisitions. During 2006, we successfully integrated Marconi into our operations, including reaching expected profitability. We also recently announced the acquisition of Redback Networks in a move to further enhance our strong all-IP offering.

During the year we introduced a more customer-oriented organization to further leverage our leadership and expand our market reach. By this move we enhance our abilities to serve customers needs in networks, services and multimedia. We also strengthened our platform for leadership in next-generation converging IP networks, where multimedia applications and services offer obvious business opportunities.

Sony Ericsson celebrated its fifth anniversary with an exceptional performance. Through successful product development, innovative marketing, and excellence in operations, the company achieved record results and market leadership in the high-end segments. Sony Ericsson has established a unique brand platform and successfully leveraged the assets of its parents.

We are well positioned for 2007. With our leading positions in mobile networks and professional services, substantial investments in next-generation IP networks and multimedia, we have the platform to continue to capture market share and drive the industry forward,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Fourth quarter			Third quarter		Full year
SEK b.	2006	2005	Change	20062)	Change3)	20062)	2005	Change
Net sales	53.7	45.7	18%	40.8	32%	177.8	151.8	17%

Gross margin (%)	41.8	44.2	—	41.8	—	42.2	45.7	—

Operating income	12.2	10.4	18%	8.7	39%	35.8	33.1	8%

Operating margin (%)	22.7	22.7	—	21.4	—	20.1	21.8	—
Income after financial items	12.2	10.1	—	8.8	—	35.9	33.3	—

Net income1)	9.7	8.5	—	6.23)	—	26.33)	24.3	—

Cash flow4)	8.9	13.5	—	3.83)	—	12.23)	19.6	—
Earnings per share, SEK1)	0.61	0.54	—	0.393)	—	1.653)	1.53	—

1)	Attributable to stockholders of the parent company, excluding minority interest.
2)	Excluding restructuring charges of SEK 2.9 b. and capital gain of SEK 3.0 b. in third quarter 2006.
3)	Including restructuring charges of SEK 2.9 b. and capital gain of SEK 3.0 b. in third quarter 2006.
4)	Excluding acquisition of Marconi SEK 17.6 b., Netwise SEK 0.3b. and divestiture of the defense business of SEK 3.1 b. Also adjusted for the Swedish pension trust of SEK 8.3 b. in 2005.

Sales in the quarter were up 18% year-over-year, with growth in infrastructure and services. For the full year sales were SEK 177.8 b. with a growth of 17%, positively impacted by the added Marconi sales. Growth was especially strong in professional services with a sales growth of 30% for the full year.

Gross margin, excluding restructuring charges, was stable sequentially at 41.8% (44.2%), reflecting high level of network rollout and initial network build-outs. The full year gross margin was 42.2% (45.7%), excluding restructuring charges. The strongly growing services business with its lower gross margins as well as the added Marconi business are the main reasons behind the lower gross margin.

The operating margin increased sequentially from 21.5% to 22.7% (22.7%). Operating margin, excluding amortization of Marconi intangible assets, amounted to 23.5% (22.7%) in the quarter. Full year operating margin amounted to 20.1% (21.8%), excluding restructuring charges and capital gains. The effects from the lower operating margin in the beginning of the year were partly compensated by the strong Sony Ericsson performance.

The financial net was SEK 0.0 (-0.3) b. in the quarter.

Net income in the quarter was SEK 9.7 (8.5) b. and earnings per share SEK 0.61 (0.54). For the full year net income and earnings per share amounted to SEK 26.3 (24.3) b. and SEK 1.65 (1.53) respectively.

Cash flow amounted to SEK 8.9 (13.5) b. in the quarter. This includes sequentially increasing accounts receivables, following the seasonally strong fourth quarter sales. Full year cash flow amounted to SEK 12.2 (19.6) b.

During the year two acquisitions were made, Marconi (SEK 17.6 b.) and Netwise (SEK 0.3 b.). The defense business was divested (SEK 3.1 b.).

Balance sheet and other performance indicators

SEK b.	Full year 2006	Nine months 2006	Six months 2006	Three months 2006	Full year 2005
Net cash	40.7	34.1	27.9	33.7	50.6
Interest-bearing provisions and liabilities	21.6	21.2	21.6	32.7	30.9
Days sales outstanding	86	105	95	101	81
Inventory turnover	5.1	4.4	4.5	4.2	5.0
Customer financing, net	3.7	4.9	4.6	3.2	4.9
Equity ratio	56.2%	54.1%	53.9%	50.2%	49.0%

Net cash increased by SEK 6.6 b. to SEK 40.7 (50.6) b. during the quarter. The equity ratio was 56.2% (49.0%).

Days sales outstanding were 86 days with strong collections in the quarter. Inventories, including work in progress, were down in the quarter by SEK 3.6 b. to SEK 21.5 (19.2) b. and inventory turnover improved, reflecting reduction of work in progress in the field.

For the year as a whole, working capital has increased by SEK 14.0 b., reflecting our growth in emerging markets and the growing proportion of large turnkey projects.

Deferred tax assets were reduced by SEK 0.7 b. in the quarter, from SEK 14.3 b. at September 30 to SEK 13.6 b., reflecting anticipated utilization of tax loss carry forwards, net.

MARKET, BUSINESS AND TECHNOLOGY DEVELOPMENT

Market development

This year, the mobile phone celebrated its 50th anniversary and we are getting close to the point where every second person in the world has a mobile phone. Telecommunication is now reaching into regions without proper roads or electricity supplies, and contributes to economic development as well as peoples’ quality of lives.

In parallel to higher penetration, the build-out of mobile and fixed broadband capabilities continues, paving the way for broadband everywhere. 2006 was a breakthrough year for mobile broadband with important commercial launches in all parts of the world. Some 100 commercial HSPA networks in over 50 countries and some 130 HSPA devices have been launched. These numbers continue to increase with new rollouts and software upgrades of existing WCDMA networks.

The fixed broadband market also showed strong development and uptake during 2006. At the end of the year, there were well above 250 million fixed broadband connections in the world, and it is expected that the penetration rate reached 5%.

As a result of the improved availability and capabilities of mobile and fixed broadband, 2006 was an important year for rich end-user services. As an example we see mobile music becoming more popular with mobile downloads in Japan outpacing the number of downloads made over the Internet. Over 120 operators worldwide have launched mobile TV and video services.

In 2006, operators’ focus on all-IP networks increased and the rapid build-out of mobile and fixed broadband networks led to the introduction of new IP-based services such as Voice over IP, Interactive TV and video-on-demand. These applications require a very high quality of service. As a consequence, networks are becoming more complex and end-to-end capabilities, telecom grade competence and professional services will be critical for suppliers.

Subscriber growth

The growth of net mobile subscriptions continued with close to 150 million in the quarter and 500 million during the year. At the end of the year, worldwide subscription penetration reached 41% with more than 2.7 billion subscriptions in total, of which more than 2.2 billion are GSM/WCDMA. The number of WCDMA subscriptions almost doubled during the year to nearly 100 million at year-end. We expect to pass three billion subscriptions during 2007.

Business achievements

The strong GSM growth is driven by the continued demand for capacity and coverage. Growth is also enhanced by CDMA operators in Latin America and Asia Pacific migrating their networks to the GSM/WCDMA track, resulting in new contract awards. Ericsson was awarded new and extension contracts in high-growth markets such as Bangladesh, China, India, Indonesia, Pakistan and Russia, as well as in countries throughout Africa and Latin America.

Due to the growing demand for mobile broadband, Ericsson is now a supplier to 44 mobile broadband networks (HSPA) launched across the world, almost every second network launched. Cingular in the US and Telstra in Australia recognized the importance of mobile broadband early on, and Ericsson rolled out their nationwide HSPA networks during 2006 in record time. Our strong position was further confirmed when operators E-mobile and Softbank in Japan, in the world’s most advanced mobile market, chose our WCDMA/HSPA solutions.

During 2006, the share of larger projects with wider scopes such as deployments on behalf of Cingular, E-mobile, Telstra and Vivo increased. Operators strive to be first to provide service everywhere and with telecom grade performance. Due to our long experience, global processes and unique local capabilities we were able to roll out 400-500 sites per week at peak periods in Australia, Brazil, India and the US respectively.

The growth in professional services amounted to 30% for the full year. As networks get more complex growth in services accelerates and Ericsson provides advanced support services, around-the-clock, to networks with more than 725 million subscribers. In addition, operators’ focus on network outsourcing is evident. Our leadership position in this field is solid with 35 new contracts announced during 2006. We now manage 100 networks with more than 100 million subscribers.

Technology achievements

Technology leadership is the foundation for market leadership in this industry. During the year, our strong R&D focus has resulted in a number of technology milestones and new products such as the launches of the new multi-access GSM/WCDMA base station, the new generation WCDMA base stations and a WCDMA/HSPA indoor access point for the home.

We also performed the world’s first 28 Mbps HSPA downlink, and together with 3 Italia achieved the world’s first enhanced uplink in a commercial HSPA network. In early 2007, our customers will also be able to upgrade their commercial HSPA networks to 7.2 Mbps downlink. This will further enhance the end user experience of mobile broadband.

Our efforts to meet operator demand also in fixed broadband are paying off, and our solution for fixed broadband access (VDSL2) was named best access technology at Broadband World Forum 2006.

Ericsson’s increased efforts in next-generation IP networks, including the acquisition of Redback as well as the new organization with its increased focus on multimedia, is a strategic move to further strengthen our position in the market.

The implementation of IMS (IP Multimedia Subsystem) is an important part of next-generation networks. During the year, Ericsson signed 19 IMS contracts for commercial deployment and has additionally performed more than 30 trials. Vodafone Group also named Ericsson supplier of the year and preferred IMS supplier.

REGIONAL OVERVIEW

Western Europe sales were up by 35% compared to the same quarter last year and 24% for the full year. Voice traffic is increasing as a result of lower tariffs. Growth is primarily driven by strong services sales and high demand for transmission and fixed broadband access. HSPA is gaining traction and new multimedia offerings continue to drive data traffic.

Central and Eastern Europe, Middle East and Africa sales grew by 22% compared to the same quarter last year. Full year sales were up 23%. Countries in Africa and the Middle East are showing strong growth. There is still low penetration in large parts of the region but also a growing demand for mobile broadband.

Asia Pacific sales grew by 34% compared to the same quarter last year. Full year sales were up 42%. There was a continued high activity level throughout the region, particularly in e.g. Australia, India, Indonesia and Japan. Japan leads the world in mobile broadband development. Subscriber growth continues in China, increasing the need for 2G capacity while operators are waiting for 3G. Latin America sales declined by 20% compared to the same quarter last year. Full year sales were down 14%. Sales increased 14% sequentially, mainly driven by Central America and South Latin America. The slower market should be seen in light of last year’s very strong growth. There is, however, a continued need for investments in quality and coverage as the subscriber and traffic growth continues.

North America sales were down 22% compared to the same quarter last year. Full year sales were down 18% following the strong growth in 2005. The region is leading the way in triple play and focus on fiber-to-the-home is increasing. Recent spectrum auctions are expected to expand the market.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers.

For 2006 our estimate is that the GSM/WCDMA track within the global mobile systems market, measured in USD, showed mid-single digit growth.

For 2007 we believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, will continue to show mid-single digit growth.

Our previous estimate for 2007 was that the GSM/WCDMA track within the global mobile systems market, measured in USD, would show moderate growth, similar to 2006.

The addressable market for professional services is expected to show good growth in 2007. With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

SEGMENT RESULTS

Systems

	Fourth quarter			Third quarter		Full year
SEK b.	2006	2005	Change	20061)	Change	20061)	2005	Change
Net sales	51.0	43.0	19%	38.4	33%	167.7	142.1	18%
Mobile networks	37.8	33.6	12%	28.0	35%	123.4	112.6	10%
Fixed networks	4.1	1.3	224%	2.5	64%	12.0	4.6	162%
Professional services	9.1	8.1	12%	7.9	15%	32.3	24.9	30%
Operating income	9.9	9.4	—	6.5	—	29.7	30.9	—
Operating margin	19%	22%	—	17%	—	18%	22%	—

1)	Excludes restructuring charges of SEK 2.9 b.

Sales in Systems were up by 19% compared to the same quarter last year. The full year sales growth in mobile networks of 10% reflects increased market share. The larger proportion of initial network build-outs reflects our strong position in the market.

Sales of fixed networks increased by SEK 2.8 b. in the quarter to SEK 4.1 b., as a result of the Marconi acquisition. Full year sales amounted to SEK 12.0 (4.6) b. The successful introduction of the combined Ericsson Marconi broadband offering has contributed to the sales increase.

Sales of network rollout and professional services increased 20%, compared to the same quarter last year. During the quarter, strong growth in network rollout continued due to a high proportion of new networks being built. Full year growth in professional services amounted to 30%.

Other Operations

	Fourth quarter			Third quarter		Full year
SEK b.	2006	2005	Change	20061)	Change	20061)	2005	Change
Net sales	2.9	3.0	-2%	2.8	6%	11.6	10.9	6%
Operating income	0.4	0.2	—	0.2	—	0.9	0.3	—
Operating margin	14%	7%	—	8%	—	8%	3%	—

1)	No restructuring charges or capital gains relate to Other Operations.

Strong improvements by all units and especially in Ericsson Mobile Platforms and Enterprise. Ericsson Microwave Systems was sold during the third quarter.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and additional information.

Sony Ericsson reported another record year with year-over-year volume and sales growth of over 51%. Income before tax was up 153% year-over-year. Units shipped in the quarter reached 26.0 million, a 61% increase compared to the same period last year, generating significant market share gains. Of the total shipped units of 74.8 million during the year, 60 million were music enabled, including 17 million Walkman phones.

Particularly strong growth in Latin America, Asia Pacific and Europe resulted in a market share of approximately 9% in the fourth quarter. Sony Ericsson showed good progress in its ambition to achieve a top three market position.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 5.9 b. for the full year, compared to SEK 2.3 b. in 2005.

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 0.6 (1.1) b. and income after financial items was SEK 13.5 (14.0) b.

Major changes in the Parent Company’s financial position for the year include decreased current and non-current receivables from subsidiaries of SEK 31.4 b. and decreased cash and bank and short-term investments of SEK 21.0 b. Current and non-current liabilities to subsidiaries decreased by SEK 41.9 b. and current maturities of long-term borrowings decreased by SEK 9.7 b. At year-end, cash and bank and short-term investments amounted to SEK 54.0 (75.0) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 7,145,092 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2006 was 251,013,892 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0.50 (0.45) per share, representing some SEK 7.9 (7.1) b., and April 16, 2007, as record day for payment of dividend.

ANNUAL REPORT

The annual report will be made available to shareholders at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, approximately two weeks prior to the Annual General Meeting 2007.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on April 11, 2007, 15.00 (CET) in the Stockholm Globe Arena.

OTHER INFORMATION

New group management team

As a result of the new organization, Ericsson has a new group management team as of January 1, 2007. Please visit www.ericsson.com/ericsson/corpinfo/management/index.shtml for details about the management team.

Acquisition of Redback Networks

On December 20, 2006, Ericsson and Redback Networks Inc. (NASDAQ:RBAK) announced the signing of a definitive agreement under which Ericsson would acquire Redback for USD 25.00 per share, or an aggregate price of approximately USD 1.9 billion. On January 25, 2007, the completion of the acquisition was announced.

Redback has over 700 carrier customers in more than 80 countries and employs about 800 people, including 500 R&D engineers. Fifteen of the top 20 telephone carriers worldwide use Redback’s technology, including broadband routers to manage IP-based data, voice and video services. Redback has a strong position in multi-service edge routing technology, which helps carriers deliver broadband, telephony, TV and mobility services over internet-based infrastructures.

The combination of Redback’s intelligent routing technology and Ericsson’s leading IMS (IP Multimedia Subsystem), optical transport and broadband access puts Ericsson in a leading position in end-to-end IP solutions for both fixed and mobile operators.

For additional information, please visit www.ericsson.com/press

New segment reporting

As a consequence of the new organization and market development, Ericsson will review its segment reporting. The new reporting structure will be implemented as of January 1, 2007. Details of the new structure will be communicated in advance of Ericsson’s first quarterly report 2007.

Stockholm, February 2, 2007

Carl-Henric Svanberg

President and CEO

Date for next report: April 26, 2007

REVIEW REPORT

We have reviewed this report for the period January 1 to December 31, 2006, for Telefonaktiebolaget LM Ericsson (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, February 2, 2007

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2006/12month06-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), February 2.

An analyst and media conference call will begin at 14.00 (CET).

Live audio webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,	Susanne Andersson,
Communications	Investor Relations
Phone: +46 8 719 4044	Phone: +46 8 719 4631
E-mail: investor.relations@ericsson.com or	E-mail: investor.relations@ericsson.com
press.relations@ericsson.com
Glenn Sapadin,
Investors	Investor Relations,
Gary Pinkham, Vice President,	North America
Investor Relations	Phone: +1 212 843 8435
Phone: +46 8 719 0000	E-mail: investor.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Director,	Ola Rembe, Director,
Head of Media Relations	Media Relations
Phone: +46 8 719 9725, +46 730 244 872	Phone: +46 8 719 9727, +46 730 244 873
E-mail: press.relations@ericsson.com	E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITION AL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Oct - Dec			Jan - Dec
SEK million	2006	2005	Change	2006	2005	Change
Net sales	53,683	45,665	18%	177,783	151,821	17%
Cost of sales	-31,248	-25,497		-104,487	-82,369

Gross margin	22,435	20,168	11%	73,296	69,452	6%
Gross margin %	41.8%	44.2%		41.2%	45.7%

Research and development and other technical expenses	-7,238	-6,378		-27,921	-24,454
Selling and administrative expenses	-6,071	-5,332		-21,422	-16,800

Operating expenses	-13,309	-11,710		-49,343	-41,254

Other operating income	849	883		5,941	2,491
Share in earnings of JV and associated companies	2,210	1,013		5,934	2,395

Operating income	12,185	10,354	18%	35,828	33,084	8%
Operating margin %	22.7%	22.7%		20.2%	21.8%

Financial income	366	362		1,954	2,653
Financial expenses	-396	-643		-1,789	-2,402

Income after financial items	12,155	10,073		35,993	33,335

Taxes	-2,352	-1,435		-9,557	-8,875

Net income	9,803	8,638	13%	26,436	24,460	8%

Net income attributable to:
Stockholders of the parent company	9,731	8,541		26,251	24,315
Minority interest	72	97		185	145

Other information
Average number of shares, basic (million)	15,877	15,859		15,871	15,843
Earnings per share, basic (SEK) 1)	0.61	0.54		1.65	1.53
Earnings per share, diluted (SEK) 1)	0.61	0.54		1.65	1.53

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2006	Sep 30 2006	Dec 311) 2005
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	4,995	5,253	6,161
Goodwill	6,824	7,075	7,362
Intellectual property rights	15,649	15,728	939

Property, plant and equipment	7,881	8,279	6,966

Financial assets
Equity in JVs and associated companies	9,409	7,623	6,313
Other investments in shares and participations	721	748	805
Customer financing, non-current	1,921	2,455	1,322
Other financial assets, non-current	2,409	2,356	2,796
Deferred tax assets	13,564	14,313	18,519

	63,373	63,830	51,183

Current assets
Inventories	21,470	25,029	19,208

Trade receivables	51,070	48,273	41,242
Customer financing, current	1,735	2,480	3,624
Other current receivables	15,012	14,825	12,574

Short-term investments	32,311	36,723	39,767
Cash and cash equivalents	29,969	18,514	41,738

	151,567	145,844	158,153

Total assets	214,940	209,674	209,336

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	120,113	112,640	101,622
Minority interest in equity of consolidated subsidiaries	782	767	850

	120,895	113,407	102,472

Non-current liabilities
Post-employment benefits	6,968	5,423	5,891
Provisions, non-current	602	720	904
Deferred tax liabilities	382	406	391
Borrowings, non-current	12,904	13,623	14,185
Other non-current liabilities	2,868	3,217	2,740

	23,724	23,389	24,111

Current liabilities
Provisions, current	13,280	15,913	17,764
Borrowings, current	1,680	2,108	10,784
Trade payables	18,183	17,836	12,584
Other current liabilities	37,178	37,021	41,621

	70,321	72,878	82,753

Total equity and liabilities	214,940	209,674	209,336

Of which interest-bearing liabilities and post-employment benefits	21,552	21,154	30,860

Net cash	40,728	34,083	50,645

Assets pledged as collateral	285	374	549
Contingent liabilities	1,392	1,616	1,708

1)	Ericsson has adopted the new option in IAS 19 as from January 1, 2006. Earlier periods have been restated accordingly.
The net effect on equity per December 31, 2005 was SEK -3,055 million.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
SEK million	2006	2005	2006	2005
Net income attributable to stockholders of the parent company	9,731	8,541	26,251	24,315
Adjustments to reconcile net income to cash	2,149	2,741	6,245	10,845

	11,880	11,282	32,496	35,160
Operating net assets
Inventories	2,972	480	-2,553	-3,668
Customer financing, current and non-current	1,242	-472	1,186	-641
Trade receivables	-4,077	475	-10,563	-5,874
Other	-1,008	3,298	-2,077	-8,308

Cash flow from operating activities	11,009	15,063	18,489	16,669

Investing activities
Product development	- 373	- 426	-1,353	-1,174
Other investing activities	-1,720	-1,133	-19,704	-4,170

Cash flow from operating investing activities	-2,093	-1,559	-21,057	-5,344

Cash flow before financial investing activities	8,916	13,504	-2,568	11,325

Short-term investments	3,136	7,707	6,180	6,375

Cash flow from investing activities	1,043	6,148	-14,877	1,031

Cash flow before financing activities	12,052	21,211	3,612	17,700

Financing activities
Dividends paid	0	- 44	-7,343	-4,133
Sale/repurchase of own stock	38	24	58	117
Other financing activities	- 309	-2,847	-8,154	-2,070

Cash flow from financing activities	- 271	-2,867	-15,439	-6,086

Effect of exchange rate changes on cash	- 326	282	58	-288

Net change in cash	11,455	18,626	-11,769	11,326

Cash and cash equivalents, beginning of period	18,514	23,112	41,738	30,412

Cash and cash equivalents, end of period	29,969	41,738	29,969	41,738

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan - Dec 2006			Jan - Dec 2005
SEK million	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity
Actuarial gains and losses related to pensions including payroll tax	440	—	440	-3,221	—	-3,221

Revaluation of other investments in shares and participations:
Fair value measurement reported in equity	-2	1	-1	-3	—	-3
Transferred to income statement at sale	—	—	—	-147	—	-147

Cash flow hedges:
Fair value remeasurement of derivatives reported in equity	4,100	—	4,100	-3,961	—	-3,961
Transferred to income statement for the period	-1,990	—	-1,990	1,404	—	1,404
Transferred to balance sheet for the period	99	—	99	—	—	—

Changes in cumulative translation effects due to changes in foreign currency exchange rates	-3,028	-91	-3,119	4,118	147	4,265
Tax on items reported directly in/or transferred from equity	-769	—	-769	1,523	—	1,523

Total transactions reported in equity	-1,150	-90	-1,240	-287	147	-140
Net income	26,251	185	26,436	24,315	145	24,460

Total income and expenses recognized for the period	25,101	95	25,196	24,028	292	24,320

Other changes in equity:

Sale of own shares	58	—	58	117	—	117
Stock Purchase and Stock Option Plans	473	—	473	242	—	242
Dividends paid	-7,141	-202	-7,343	-3,959	-174	-4,133
Stock issue, net	—	70	70	—	17	17
Business combinations	—	-31	-31	—	-342	-342

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2006				2005
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	53,683	40,758	44,166	39,176	45,665	36,245	38,444	31,467
Cost of sales	-31,248	-25,422	-25,598	-22,219	-25,497	-19,862	-20,797	-16,213

Gross margin	22,435	15,336	18,568	16,957	20,168	16,383	17,647	15,254
Gross margin %	41.8%	37.6%	42.0%	43.3%	44.2%	45.2%	45.9%	48.5%

Research and development and other technical expenses	-7,238	-7,074	-6,861	-6,748	-6,378	-6,135	-6,267	-5,674
Selling and administrative expenses	-6,071	-5,296	-5,263	-4,792	-5,332	-3,932	-3,895	-3,641

Operating expenses	-13,309	-12,370	-12,124	-11,540	-11,710	-10,067	-10,162	-9,315

Other operating income	849	3,765	817	510	883	836	425	347
Share in earnings of JV and assoc. companies	2,210	2,035	992	697	1,013	673	393	316

Operating income	12,185	8,766	8,253	6,624	10,354	7,825	8,303	6,602
Operating margin %	22.7%	21.5%	18.7%	16.9%	22.7%	21.6%	21.6%	21.0%

Financial income	366	499	567	522	362	697	881	713
Financial expenses	-396	-397	-529	-467	-643	-490	-696	-573

Income after financial items	12,155	8,868	8,291	6,679	10,073	8,032	8,488	6,742

Taxes	-2,352	-2,572	-2,559	-2,074	-1,435	-2,649	-2,693	-2,098

Net income	9,803	6,296	5,732	4,605	8,638	5,383	5,795	4,644

Net income attributable to:
Stockholders of the parent company	9,731	6,233	5,712	4,575	8,541	5,314	5,843	4,617
Minority interest	72	63	20	30	97	69	-48	27

Other information

Average number of shares, basic (million)	15,877	15,872	15,869	15,866	15,859	15,845	15,835	15,756
Earnings per share, basic (SEK)1)	0.61	0.39	0.36	0.29	0.54	0.34	0.37	0.29
Earnings per share, diluted (SEK)1)	0.61	0.39	0.36	0.29	0.54	0.33	0.37	0.29

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies

This interim report is prepared in accordance with IAS 34. The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC). In this interim report we have adopted the following amendments and interpretations effective as from January 1, 2006. These amendments and interpretations have been endorsed by the EU, except for one amendment to IAS 21. That amendment is commented below under IAS 21.

IAS 19 Employee Benefits

As from January 1, 2006, Ericsson has adopted the new allowed alternative in IAS 19, Employee Benefits, on how to recognize actuarial gains and losses. The previous method to recognize actuarial gains and losses – to the extent that they fell outside the 10 percent corridor – was that they were amortized over the average remaining service time of plan participants. Instead, as from January 1, 2006, all actuarial gains and losses are recognized directly in equity, net of deferred tax, in the period they occur. Earlier reporting periods have been restated accordingly. The adoption of this new alternative has increased the provision for post-employment benefits with SEK 3.5 billion, accruals for social security with SEK 0.8 billion and has affected equity by SEK 3.1 billion net of tax as per January 1, 2006. The impact on reported equity as per January 1, 2005, is SEK 0,7 billion.

IAS 39 Financial instruments: Recognition and Measurement

Three amendments have been issued by the IASB, effective as from January 1, 2006, with earlier application encouraged.

The amendments relate to:

• Cash Flow Hedges of Forecast Intra group Transactions that permits the foreign currency risk of a highly probable intra group forecast transaction to qualify as the hedged item in a cash flow hedge. Ericsson adopted his amendment 2005.

• Fair Value Option that restricts the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss. The company carries loans and receivables, deposits and borrowing at amortized cost, except for specific issued bonds where the carrying value is adjusted as a result of the application of fair value hedge accounting. This amendment has therefore not had a any impact on the financial position or result for 2005 and is not expected to have any impact for 2006.

• Financial guarantee contracts that requires financial guarantee contracts to be recognized, initially at fair value and subsequently at the higher of (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less any cumulative amortization. This amendment has not had a significant impact on the financial position or result.

IAS 21The Effects of Changes in Foreign Exchange Rates

IAS 21 has been amended in relation to the accounting treatment of Net Investments in a Foreign Operation. A monetary item that forms part of a company investment in a foreign operation should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group that conducts a transaction with the foreign operation. It is only the second amendment that is endorsed by the EU as of March 31, 2006. These amendments have not had a significant impact on the financial position or result.

IFRIC 4 Determining whether an Arrangement contains a Lease

This interpretation has not had a significant impact on the financial position and result.

IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste of Electric and Electronic Equipment

This amendment has not had a significant impact on the financial position or result.

Parent Company information

The Parent Company reports according to RR 32 “Reporting in separate financial statements”. RR 32 requires the Parent Company to use similar accounting principles as for the Group, i.e. IFRS to the extent allowed by RR 32.

Working capital

Changes in working capital are presented in the report as changes in operating net assets from the cash flow statement.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2006				2005
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	51,034	38,421	41,435	36,821	43,020	33,939	36,138	29,002
- Mobile networks	37,849	28,000	30,782	26,763	33,664	26,763	28,770	23,450
- Fixed networks	4,109	2,508	2,506	2,868	1,270	1,137	1,130	1,048
Total Network equipment	41,958	30,508	33,288	29,631	34,934	27,900	29,900	24,498
- Of which network rollout	7,167	4,405	4,637	5,119	5,451	3,579	3,595	2,748
Professional Services	9,076	7,913	8,147	7,190	8,086	6,039	6,238	4,504
Other Operations	2,938	2,768	3,189	2,694	3,012	2,502	2,670	2,712
Less: Intersegment sales	-289	-431	-458	-339	-367	-196	-364	-247

Total	53,683	40,758	44,166	39,176	45,665	36,245	38,444	31,467

	2006				2005
Sequential change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	33%	-7%	13%	-14%	27%	-6%	25%	-21%
- Mobile networks	35%	-9%	15%	-21%	26%	-7%	23%	-19%
- Fixed networks	64%	0%	-13%	126%	12%	1%	8%	-31%
Total Network equipment	38%	-8%	12%	-15%	25%	-7%	22%	-20%
- Of which network rollout	63%	-5%	-9%	-6%	52%	0%	31%	-24%
Professional Services	15%	-3%	13%	-11%	34%	-3%	38%	-27%
Other Operations	6%	-13%	18%	-11%	20%	-6%	-2%	-18%
Less: Intersegment sales	-33%	-6%	35%	-8%	87%	-46%	47%	-63%

Total	32%	-8%	13%	-14%	26%	-6%	22%	-20%

	2006				2005
Year over year change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	19%	13%	15%	27%	17%	15%	19%	11%
- Mobile networks	12%	5%	7%	14%	16%	13%	19%	11%
- Fixed networks	224%	121%	122%	174%	-16%	11%	0%	17%
Total Network equipment	20%	9%	11%	21%	14%	13%	18%	11%
- Of which network rollout	31%	23%	29%	86%	51%	35%	44%	25%
Professional Services	12%	31%	31%	60%	31%	25%	25%	9%
Other Operations	-2%	11%	19%	-1%	-9%	-12%	-5%	11%
Less: Intersegment sales	-21%	120%	26%	37%	-46%	-68%	-38%	-43%

Total	18%	12%	15%	24%	16%	14%	18%	12%

	2006				2005
Year to Date	0612	0609	0606	0603	0512	0509	0506	0503
Systems	167,711	116,677	78,256	36,821	142,099	99,079	65,140	29,002
- Mobile networks	123,394	85,545	57,545	26,763	112,647	78,983	52,220	23,450
- Fixed networks	11,991	7,882	5,374	2,868	4,585	3,315	2,178	1,048
Total Network equipment	135,385	93,427	62,919	29,631	117,232	82,298	54,398	24,498
- Of which network rollout	21,328	14,161	9,756	5,119	15,373	9,922	6,343	2,748
Professional Services	32,326	23,250	15,337	7,190	24,867	16,781	10,742	4,504
Other Operations	11,589	8,651	5,883	2,694	10,896	7,884	5,382	2,712
Less: Intersegment sales	-1,517	-1,228	-797	-339	-1,174	-807	-611	-247

Total	177,783	124,100	83,342	39,176	151,821	106,156	69,911	31,467

	2006				2005
YTD year over year change (%)	0612	0609	0606	0603	0512	0509	0506	0503
Systems	18%	18%	20%	27%	16%	15%	15%	11%
- Mobile networks	10%	8%	10%	14%	15%	14%	15%	11%
- Fixed networks	162%	138%	147%	174%	0%	9%	8%	17%
Total Network equipment	15%	14%	16%	21%	14%	14%	15%	11%
- Of which network rollout	39%	43%	54%	86%	40%	35%	35%	25%
Professional Services	30%	39%	43%	60%	24%	20%	18%	9%
Other Operations	6%	10%	9%	-1%	-4%	-2%	2%	11%
Less: Intersegment sales	29%	52%	30%	37%	-49%	-51%	-40%	-43%

Total	17%	17%	19%	24%	15%	15%	15%	12%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES

BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2006				2005
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	9,937	3,617	7,237	6,033	9,391	7,122	8,155	6,217
Phones	2,247	1,974	961	670	933	653	371	300
Other Operations	401	219	221	54	212	119	-94	46
Unallocated1)	-400	2,956	-166	-133	-182	-69	-129	39

Total	12,185	8,766	8,253	6,624	10,354	7,825	8,303	6,602

	2006				2005
As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	19%	9%	17%	16%	22%	21%	23%	21%
Phones2)	—	—	—	—	—	—	—	—
Other Operations	14%	8%	7%	2%	7%	5%	-4%	2%

Total	23%	22%	19%	17%	23%	22%	22%	21%

	2006				2005
Year to date	0612	0609	0606	0603	0512	0509	0506	0503
Systems	26,824	16,887	13,270	6,033	30,885	21,494	14,372	6,217
Phones	5,852	3,605	1,631	670	2,257	1,324	671	300
Other Operations	895	494	275	54	283	71	-48	46
Unallocated1)	2,257	2,657	-299	-133	-341	-159	-90	39

Total	35,828	23,643	14,877	6,624	33,084	22,730	14,905	6,602

	2006				2005
As percentage of net sales	0612	0609	0606	0603	0512	0509	0506	0503
Systems	16%	14%	17%	16%	22%	22%	22%	21%
Phones2)	—	—	—	—	—	—	—	—
Other Operations	8%	6%	5%	2%	3%	1%	-1%	2%

Total	20%	19%	18%	17%	22%	21%	21%	21%

1) “Unallocated” consists mainly of costs for corporate staffs and non-operational capital gains and losses 2) Calculation not applicable

NUMBER OF EMPLOYEES

	2006				2005
Year to date	0612	0609	0606	0603	0512	0509	0506	0503
Systems	59,484	59,293	57,779	57,554	50,107	48,839	47,955	46,338
Other Operations	4,297	4,167	6,013	5,699	5,948	5,748	5,683	5,587

Total	63,781	63,460	63,792	63,253	56,055	54,587	53,638	51,925

Of which Sweden	19 094	19 403	21 129	21 108	21 178	21 238	21 358	21 175

	2006				2005
Change in percent	0612	0609	0606	0603	0512	0509	0506	0503
Systems	19%	21%	20%	24%	10%	9%	6%	2%
Other Operations	-28%	-28%	6%	2%	18%	9%	2%	3%

Total	14%	16%	19%	22%	11%	9%	6%	3%

Of which Sweden	-10%	-9%	-1%	0%	-1%	-3%	-5%	-7%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2006				2005
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe	16,844	11,362	12,485	11,247	12,522	9,555	9,902	9,961
Central and Eastern Europe, Middle East & Africa	15,225	11,702	12,908	10,466	12,459	9,404	10,376	8,672
North America	3,960	2,895	3,726	5,281	5,109	4,500	6,475	3,348
Latin America	4,803	4,206	3,819	3,652	5,980	5,115	4,429	3,551
Asia Pacific	12,851	10,593	11,228	8,530	9,595	7,671	7,262	5,935

Total	53,683	40,758	44,166	39,176	45,665	36,245	38,444	31,467

Of which Sweden	1,965	1,569	1,641	1,391	1,741	1,304	1,571	1,494
Of which EU	17,910	12,322	13,755	11,901	13,744	10,409	10,528	10,607

	2006				2005
Sequential change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe	48%	-9%	11%	-10%	31%	-4%	-1%	-24%
Central and Eastern Europe, Middle East & Africa	30%	-9%	23%	-16%	32%	-9%	20%	-14%
North America	37%	-22%	-29%	3%	14%	-31%	93%	20%
Latin America	14%	10%	5%	-39%	17%	15%	25%	-21%
Asia Pacific	21%	-6%	32%	-11%	25%	6%	22%	-34%

Total	32%	-8%	13%	-14%	26%	-6%	22%	-20%

Of which Sweden	25%	-4%	18%	-20%	34%	-17%	5%	-19%
Of which EU	45%	-10%	16%	-13%	32%	-1%	-1%	-24%

	2006				2005
Year over year change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe	35%	19%	26%	13%	-4%	-2%	7%	26%
Central and Eastern Europe, Middle East & Africa	22%	24%	24%	21%	24%	11%	31%	21%
North America	-22%	-36%	-42%	58%	82%	35%	31%	-24%
Latin America	-20%	-18%	-14%	3%	33%	40%	28%	24%
Asia Pacific	34%	38%	55%	44%	7%	16%	3%	2%

Total	18%	12%	15%	24%	16%	14%	18%	12%

Of which Sweden	13%	20%	4%	-7%	-5%	-11%	2%	11%
Of which EU	30%	18%	31%	12%	-2%	4%	4%	30%

	2006				2005
Year to date	0612	0609	0606	0603	0512	0509	0506	0503
Western Europe	51,938	35,094	23,732	11,247	41,940	29,418	19,863	9,961
Central and Eastern Europe, Middle East & Africa	50,301	35,076	23,374	10,466	40,911	28,452	19,048	8,672
North America	15,862	11,902	9,007	5,281	19,432	14,323	9,823	3,348
Latin America	16,480	11,677	7,471	3,652	19,075	13,095	7,980	3,551
Asia Pacific	43,202	30,351	19,758	8,530	30,463	20,868	13,197	5,935

Total	177,783	124,100	83,342	39,176	151,821	106,156	69,911	31,467

Of which Sweden	6,566	4,601	3,032	1,391	6,110	4,369	3,065	1,494
Of which EU	55,888	37,978	25,656	11,901	45,288	31,544	21,135	10,607

	2006				2005
YTD year over year change (%)	0612	0609	0606	0603	0512	0509	0506	0503
Western Europe	24%	19%	19%	13%	5%	9%	16%	26%
Central and Eastern Europe, Middle East & Africa	23%	23%	23%	21%	22%	21%	27%	22%
North America	-18%	-17%	-8%	58%	26%	13%	5%	-24%
Latin America	-14%	-11%	-6%	3%	32%	31%	26%	24%
Asia Pacific	42%	45%	50%	44%	7%	7%	2%	1%

Total	17%	17%	19%	24%	15%	15%	15%	12%

Of which Sweden	7%	5%	-1%	-7%	-1%	1%	6%	11%
Of which EU	23%	20%	21%	12%	7%	11%	15%	30%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Oct - Dec 2006	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	15,158	30%	1,686	66%	16,844	32%
Central and Eastern Europe, Middle East & Africa	14,863	29%	362	14%	15,225	28%
North America	3,861	8%	99	4%	3,960	7%
Latin America	4,729	9%	74	3%	4,803	9%
Asia Pacific	12,510	24%	341	13%	12,851	24%

Total	51,121	100%	2,562	100%	53,683	100%

Share of Total	95%		5%		100%

Oct - Dec 2005
Western Europe	10,714	25%	1,808	69%	12,522	28%
Central and Eastern Europe, Middle East & Africa	12,180	28%	279	11%	12,459	27%
North America	4,902	11%	207	8%	5,109	11%
Latin America	5,923	14%	57	2%	5,980	13%
Asia Pacific	9,318	22%	277	10%	9,595	21%

Total	43,037	100%	2,628	100%	45,665	100%

Share of Total	94%		6%		100%

Change
Western Europe	41%		-7%		35%
Central and Eastern Europe, Middle East & Africa	22%		30%		22%
North America	-21%		-52%		-22%
Latin America	-20%		30%		-20%
Asia Pacific	34%		23%		34%

Total	19%		-3%		18%

Year to date

Jan - Dec 2006
Western Europe	45,396	27%	6,542	64%	51,938	29%
Central and Eastern Europe, Middle East & Africa	48,699	29%	1,602	16%	50,301	28%
North America	15,250	9%	612	6%	15,862	9%
Latin America	16,234	10%	246	2%	16,480	9%
Asia Pacific	41,991	25%	1,211	12%	43,202	25%

Total	167,570	100%	10,213	100%	177,783	100%

Share of Total	94%		6%		100%

Jan - Dec 2005
Western Europe	35,822	25%	6,118	64%	41,940	28%
Central and Eastern Europe, Middle East & Africa	39,733	28%	1,178	12%	40,911	27%
North America	18,774	13%	658	7%	19,432	13%
Latin America	18,834	13%	241	2%	19,075	12%
Asia Pacific	29,013	21%	1,450	15%	30,463	20%

Total	142,176	100%	9,645	100%	151,821	100%

Share of Total	94%		6%		100%

Change
Western Europe	27%		7%		24%
Central and Eastern Europe, Middle East & Africa	23%		36%		23%
North America	-19%		-7%		-18%
Latin America	-14%		2%		-14%
Asia Pacific	45%		-16%		42%

Total	18%		6%		17%

TOP 10 MARKETS IN SALES

Jan - Dec 2006

Sales	YTD Share of total sales	Q4 Share of iso. total sales
UNITED STATES	8%	6%
CHINA	7%	6%
ITALY	6%	6%
UNITED KINGDOM	6%	7%
SPAIN	5%	6%
AUSTRALIA	4%	3%
INDIA	4%	4%
SWEDEN	4%	4%
BRAZIL	3%	3%
INDONESIA	3%	3%

CUSTOMER FINANCING RISK EXPOSURE

SEK billion	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005
On-balance sheet customer financing	4.3	6.0	5.7	4.6	7.0
Less third-party risk coverage	-0.3	-0.3	-0.2	-0.2	-0.2
Accrued interest	0.1	0.1	0.1	0.1	0.1
Off-balance sheet customer financing	0.0	0.1	0.1	0.1	0.1

Ericsson customer financing risk exposure	4.1	5.9	5.7	4.6	7.0

On-balance sheet customer financing, net book value	3.7	4.9	4.6	3.2	4.9

Credit commitments for customer financing	6.8	6.1	6.4	5.5	3.6

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Oct - Dec		Jan - Dec
SEK million	2006	2005	2006	2005
Revenues from Sony Ericsson	1,198	771	3,964	2,396
Purchases from Sony Ericsson	62	138	173	827
Receivables from Sony Ericsson	479	197	479	197
Liabilities to Sony Ericsson	108	33	108	33
Dividends from Sony Ericsson	—	—	1,160	—

ERICSSON

OTHER INFORMATION

	Oct - Dec		Jan - Dec
SEK million	2006	2005	2006	2005
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	251	268	251	268
Number of shares outstanding, basic, end of period (million)	15,881	15,864	15,881	15,864
Numbers of shares outstanding, diluted, end of period (million)	15,953	15,927	15,953	15,927
Average number of treasury shares (million)	256	273	262	289
Average number of shares outstanding, basic (million)	15,877	15,859	15,871	15,843
Average number of shares outstanding, diluted (million) 1)	15,949	15,923	15,943	15,907
Earnings per share, basic (SEK)	0.61	0.54	1.65	1.53
Earnings per share, diluted (SEK)1)	0.61	0.54	1.65	1.53

Ratios2)
Equity ratio, percent	—	—	56.2%	49.0%
Capital turnover (times)	1.6	1.4	1.3	1.2
Accounts receivable turnover (times)	4.3	4.4	3.9	4.1
Inventory turnover (times)	5.4	5.2	5.1	5.0
Return on equity, percent	33.4%	35.2%	23.7%	26.7%
Return on capital employed, percent	36.2%	33.1%	27.4%	28.7%
Days Sales Outstanding	—	—	86	81
Payment readiness, end of period	—	—	67,454	78,647
Payment readiness, as percentage of sales	—	—	37.9%	51.8%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.27	9.28
- closing rate	—	—	9.04	9.42
SEK / USD - average rate	—	—	7.38	7.45
- closing rate	—	—	6.85	7.93

Other
Additions to property, plant and equipment	929	1,091	3,827	3,365
- Of which in Sweden	288	233	999	965

Additions to capitalized development expenses	373	426	1,353	1,174
Capitalization of development expenses, net	-258	-301	-1,166	-1,930

Amortization of development expenses	631	727	2,519	3,104
Depreciation of property, plant and equipment and amortization of other intangible assets	1,436	665	4,997	2,698

Total depreciation and amortization	2,067	1,392	7,516	5,802

Export sales from Sweden	26,039	24,013	98,694	93,879

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Ratios restated in accordance with new option in IAS 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: February 2, 2007